# VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2018

## Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,779,054 |
| Investments in marketable securities (cost $5,468,362) | | 5,242,629 |
| Distribution income receivable | | 35,887 |
| Commissions receivable | | 1,766 |
| Due from affiliates | | 3,008,104 |
| Prepaid expenses and other current assets | | 867,401 |
| Furniture and equipment, less accumulated depreciation of $357,220 | | 32,597 |
| Income tax receivable | | 5,761 |
| Deferred tax asset, net | | 3,777 |
| Total assets | $ | 10,976,976 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 1,018,519 |
| Due to affiliate | | 79 |
| Total liabilities | | 1,018,598 |
| Stockholder's equity: | | |
| Common stock, par value $1 per share; authorized and issued 10,000 shares | | 10,000 |
| Additional paid-in capital | | 86,421,348 |
| Accumulated deficit | | (76,472,970) |
| Total stockholder's equity | | 9,958,378 |
| Total liabilities and stockholder's equity | $ | 10,976,976 |

See accompanying notes to financial statements.